Exhibit 99.5

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of October 27, 2016, between Aeterna Zentaris Inc., a corporation incorporated under the Canada Business Corporations Act,  (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act, as amended, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

WHEREAS, The Company has prepared and filed with the Autorité des marchés financiers (the “AMF”) in the Province of Quebec, a final short form base shelf prospectus dated January 12, 2016 qualifying for distribution to the public of up to an aggregate of US$150,000,000 of Common Shares and/or warrants and/or other securities specified therein (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the Securities Act (Quebec) and the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the AMF (collectively, as applied and interpreted, the “Quebec Securities Laws”). The term “Canadian Securities Laws” shall refer to the applicable securities laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Prince Edward Island, New Brunswick, Newfoundland and Labrador and Nova Scotia (the “Canadian Reporting Jurisdictions”), together with the rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multinational published instruments and policies adopted by the securities regulatory authority in such Canadian Reporting Jurisdiction (each, a “Canadian Commission”), as applied and interpreted by such Canadian Commissions and, for greater certainty, shall include Quebec Securities Laws. The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (collectively, the “Shelf Procedures”). The Company has obtained from the AMF a receipt for the Canadian Base Prospectus (a “Final Receipt”).

WHEREAS, the Company has also prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-208789) covering the public offering and sale of the securities qualified under Quebec Securities Laws by the Canadian Base Prospectus, including the Securities, under the Securities Act (the Canadian Base Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking

on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below), as amended by the filing of a Form F-X/A on May 12, 2016.

WHEREAS, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as defined below) is first sent or delivered to a purchaser in the Offering and two business days of the execution and delivery of this Agreement, with the AMF, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the AMF, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the AMF, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.” Any preliminary prospectus supplement, including all documents incorporated by reference therein, together with the Canadian Base Prospectus, is hereinafter called a “Canadian Preliminary Prospectus Supplement.” For greater certainty, the sale and issuance of the Securities hereunder may be effected without using, preparing or filing a Canadian Preliminary Prospectus Supplement.

WHEREAS, the registration statement on Form F-10, including the U.S. Prospectus, each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (including the documents incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus Supplement”. For greater certainty, the sale and issuance of the Securities hereunder may be effected without using, preparing or filing a U.S. Preliminary Prospectus Supplement. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus Supplement (if any) or U.S. Prospectus (as defined below) shall be deemed to refer to and include any documents filed with the Commission after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus Supplement (if any) or U.S. Prospectus at any time on or prior to the Closing Date (as defined below) (the period from the date hereof through and including the Closing Date, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including for greater certainty, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed or furnished by or on behalf of the Company under the Canadian Securities Laws at any time on or prior to end of the Offering Period, where such material is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus Supplement (if any), the U.S. Base Prospectus, or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the AMF or the Commission after the date of the U.S. Preliminary Prospectus Supplement (if any), the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the Securities Act, and (ii) any such document so filed. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

ARTICLE I.

DEFINITIONS

1.1          Definitions.  In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.7.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

“Call Pre-Funded Warrant” means any Common Share purchase warrant issued pursuant to Section 1(g) of a Common Share Purchase Warrant.

“Closing” means the closing of the purchase and sale of the Units pursuant to Section 2.1.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Units, in each case, have been satisfied or waived, but in no event later than the third Trading Day following the date hereof.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Purchase Warrants” means, collectively, the Common Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which warrants shall be exercisable six months after their date of issuance at an initial exercise price of $4.70 per share, subject to certain customary adjustments, and have a term of exercise equal to three years, in the form of Exhibit B attached hereto.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred share, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means common shares in the capital of the Company and any other class of securities into which such securities may hereafter be reclassified or changed.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“EGS” means Ellenoff Grossman & Schole LLP, with offices located at 1345 Avenue of the Americas, New York, New York 10105-0302.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Common Shares or options to employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by a majority of the non-employee members of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company, (b) securities upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities (other than in connection with stock splits or share consolidations) or to extend the term of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person (or to the equityholders of a Person) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” shall have the meaning ascribed to such term in Section 3.1(jj).

“IFRS” shall have the meaning ascribed to such term in Section 3.1(i).

“Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business, and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with IFRS.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(p).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Lock-Up Agreement” means the Lock-Up Agreement in the form of Exhibit A attached hereto, dated as of the date hereof, by and among the Company and the directors and officers of the Company listed on Schedule 2.2(a)(x) hereto.

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Per Unit Purchase Price” equals $3.60, subject to adjustment for reverse and forward stock splits, stock dividends, share consolidations and other similar transactions of the Common Shares that occur after the date of this Agreement.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Placement Agent” means Maxim Group LLC.

“Pre-Funded Warrants” means, collectively, the Common Share purchase warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a)

hereof, which warrants shall be fully pre-paid at Closing and shall be exercisable in accordance with the terms thereof, in the form of Exhibit C attached hereto.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.10.

“Registration Statement” means the effective registration statement on Form F-10 with the Commission (file No. 333-208789) which registers various types of securities thereunder, including the Shares, Warrants and Warrant Shares.

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Securities” means the Shares, the Common Share Purchase Warrants, the Pre-Funded Warrants and the Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Shares issued or issuable to each Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).

“Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for Units purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds (including, if applicable, a Purchaser’s aggregate pre-funded exercise price of Pre-Funded Warrants, the entirety of which shall be pre-paid at Closing).

“Subsidiary” shall have the meaning ascribed to such term in Section 3.1(a) and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are at such time listed or quoted for trading on the date in question: the TSX, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Warrants, the Lock-Up Agreement, all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means Computershare Trust Company of Canada, with respect to the Common Shares in Canada, and Computershare Trust Company, N.A., with respect to the Common Shares in the United States, including the Shares and Warrant Shares.

“TSX” means the Toronto Stock Exchange.

“Unit” means either one Common Share and 0.45 of a Common Share Purchase Warrant or one Pre-Funded Warrant and 0.45 of a Common Share Purchase Warrant, as applicable.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.13(b).

“Warrants” means, collectively, the Common Share Purchase Warrants and Pre-Funded Warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

ARTICLE II.

PURCHASE AND SALE

2.1  Closing.  On the Closing Date, upon the terms and subject to the conditions set forth herein, substantially concurrent with the execution and delivery of this Agreement by the parties hereto, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of $7,560,000 of Units. Notwithstanding anything herein to the contrary, in the event that a Purchaser’s Subscription Amount would cause such Purchaser’s beneficial ownership (“Beneficial Ownership”) in the Company (as determined pursuant to Section 13(d) of the Securities Act) to exceed 9.99% of the issued and outstanding Common Shares, in lieu of Shares in excess of such amount, such Purchaser shall be issued a Pre-Funded Warrant. Each Purchaser shall deliver to the clearing account designated by the Placement Agent, immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser (it being understood that on Closing, such amount shall include, if applicable, the aggregate pre-funded exercise price of the Pre-Funded Warrants issuable to such Purchaser) and the Company shall deliver to each Purchaser its respective Shares and a Warrant as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing.  Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of Canadian or U.S. counsel to the Company or such other location as the parties shall mutually agree.  Unless otherwise directed by the Placement Agent, settlement of the Shares shall occur on the Closing Date, whereby, concurrent with or immediately following receipt by the Company of the aggregate Subscription Price, the Company shall electronically and without share certificates issue the Shares registered in the Purchasers’ names and addresses and released by the Transfer Agent directly to the account(s) at the Placement Agent identified by each Purchaser).

2.2          Deliveries.

(a)           On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i)                                     this Agreement duly executed by the Company;

(ii)           a legal opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, substantially in the form of Exhibit D attached hereto;

(iii)          a legal opinion of Norton Rose Fulbright US LLP, U.S. counsel for the Company, substantially in the form of Exhibit E attached hereto;

(iv)          a legal opinion of Norton Rose Fulbright LLP, special counsel to Aeterna Zentaris GmbH, substantially in the form of Exhibit F attached hereto;

(v)           the favorable opinion of Philip A. Theodore, the Company’s Senior Vice President & Chief Administrative Officer and General Counsel, and Dr. Gilbert Müller, Director, Patents and Trademarks of Aeterna Zentaris GmbH, substantially in the form of Exhibit G attached hereto;

(vi)          the favorable opinion of Philip A. Theodore, the Company’s Senior Vice President & Chief Administrative Officer and General Counsel, substantially in the form of Exhibit H attached hereto;

(vii)         subject to the last sentence of Section 2.1, a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver on an expedited basis via The Depository Trust Company Deposit or Withdrawal at Custodian system (“DWAC”) Shares equal to such Purchaser’s Subscription Amount divided by the Per Unit Purchase Price, registered in the name of such Purchaser; a Common Share Purchase Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to 100% of such Purchaser’s Subscription Amount divided by the Per Unit Purchase Price, with an exercise price equal to $4.70, subject to the customary adjustments therein (such Warrant certificate may be delivered within three Trading Days of the Closing Date);

(viii)        if applicable, a Pre-Funded Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to the difference between (A) such Purchaser’s Subscription Amount divided by the Per Unit Purchase Price and (B) the number of Shares otherwise issuable to such Purchaser that would cause such Purchaser’s Beneficial Ownership to be more than 4.99% of the issued and outstanding Common Shares, subject to the customary adjustments therein;

(ix)          the Prospectuses and Prospectus Supplements (which may be delivered in accordance with Rule 172 under the Securities Act); and

(x)           the Lock-Up Agreements.

(b)           On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company or the Escrow Agent, as applicable, the following:

(i)                                     this Agreement duly executed by such Purchaser; and

(ii)           such Purchaser’s Subscription Amount, which shall be made available for “Delivery Versus Payment” settlement with the Company.

2.3          Closing Conditions.

(a)             The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:

(i)            the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)           all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed; and

(iii)          the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b)             The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:

(i)            the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii)           all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed;

(iii)          the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv)          there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v)           from the date hereof to the Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Units at the Closing.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties of the Company.  Except as set forth in the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser:

(a)           Subsidiaries.  The only direct and indirect subsidiaries of the Company are Aeterna Zentaris GmbH, Aeterna Zentaris, Inc. and Zentaris IVF GmbH (the “Subsidiaries”).  The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b)           Organization and Qualification.  The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c)           Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals.  This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d)           No Conflicts.  The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not: (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e)           Filings, Consents and Approvals.  The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filings required pursuant to Section 4.6 of this Agreement, (ii) the respective filings with the Commissions of the Prospectus Supplements, and (iii) the notice and/or application(s) to each applicable Trading Market for the issuance and sale of the Securities and the listing of the Shares and Warrant Shares for trading thereon in the time and manner required thereby (collectively, the “Required Approvals”).

(f)    Issuance of the Securities; Registration.  The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.  The Warrant Shares, when issued in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company.  The Company is authorized to issue the maximum number of Common Shares issuable pursuant to this Agreement and the Warrants. The Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act) and, as of the Effective Date (as defined below), met the requirements for use of Form F-10 under the Securities Act and was, as of the Effective Date, qualified to use a short form prospectus and the Shelf Procedures provided under Canadian Securities Laws; a Final Receipt has been obtained from the AMF in respect of the Canadian Base Prospectus, and no order having the effect of ceasing or suspending the trading or distribution of the Securities or the Common Shares generally has been issued by any Canadian Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Commission or any court; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the Securities Act and has been filed with the Commission; pursuant to Rule 467(b) under the Securities Act, the Registration Statement became effective on January 13, 2016 (the “Effective Date”); if requested, copies of the Registration Statement and the Canadian Base Prospectus, including amendments thereto, if any, have been delivered to the Purchasers, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; at the Closing Date, there will be no reports or information that, in accordance with the requirements of Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Offered Shares and the Offered Warrant Shares on the TSX or on NASDAQ (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the AMF in connection with the Canadian Base Prospectus, the Canadian Prospectus

Supplement or the Canadian Prospectus that have not been filed as required.

(g)           Capitalization.  The capitalization of the Company is as set forth in the Registration Statement and the Prospectus Supplements as of the date referred to therein. The Company has not issued any capital stock since its most recently filed periodic report under the Exchange Act, other than pursuant to the exercise of employee stock options under the Company’s stock option plans, the issuance of Common Shares to employees pursuant to the Company’s employee stock purchase plans and pursuant to the conversion and/or exercise of Common Share Equivalents outstanding as of the date of the most recently filed periodic report under the Exchange Act.  No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents.  Except as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any shares of the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional shares of capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Common Shares or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding Common Shares are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all applicable laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities.  No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities.  There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h)           Canadian Filings.  The Company has filed all documents required to be filed by it with the Canadian Commissions under Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Commissions that remains confidential at the date hereof, other than material contracts filed with the Canadian Commissions with certain provisions redacted as permitted by Canadian Securities Laws. None of the documents filed by or on behalf of the Company in accordance with applicable Canadian Securities Laws contained, as at the date of the filing thereof, a misrepresentation (as defined under Quebec Securities Laws).

(i)            Material Changes; Undisclosed Events, Liabilities or Developments.  As of the date hereof, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Company or its Subsidiaries, or their respective businesses, which have not been publicly disclosed in the Company’s continuous disclosure filings or in one or more of the Company’s press releases, (b) no confidential material change report has been filed that remains confidential at the date hereof, and (c) the Company has filed all documents required to be filed by it under applicable Canadian Securities Laws and U.S. Securities Laws, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Except as specifically disclosed in a filing with the Commission or the Canadian Commissions (collectively with the Commission, the “Commissions”) filed prior to the date hereof: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board or disclosed in filings made with the Commissions, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before either the Commission or any Canadian Commission any request for confidential treatment of information.  Except for the issuance of the Securities contemplated by this Agreement, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j)            Litigation.  Except as disclosed in the Registration Statement, Prospectuses, or in the Company’s continuous disclosure filings or in one or more of the Company’s press releases, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor

any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission or the Canadian Commissions involving the Company or any current or former director or officer of the Company.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k)           Labor Relations.  No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect.  Other than with respect to employees of Aeterna Zentaris GmbH, none of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good.  To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.  The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l)            Compliance.  Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m)          Environmental Laws.   The Company and its Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws tic induct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n)           Regulatory Permits.  The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the Registration Statement and Prospectuses, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o)           Title to Assets.  The Company and the Subsidiaries have good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with IFRS and, the payment of which is neither delinquent nor subject to penalties, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.  Any facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance. Neither the Company nor any of its Subsidiaries owns or has title to any real property.

(p)           Intellectual Property.  The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the Registration Statement and Prospectuses as necessary or required for use in connection with their respective businesses and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the Registration Statement and Prospectuses, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to not have a Material Adverse Effect.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable in accordance with their terms and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q)           Insurance.  The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount.  Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r)            Transactions With Affiliates and Employees.  Except as set forth in the Registration Statement and Prospectuses, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(s)            Sarbanes-Oxley; Internal Accounting Controls.  The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date.  The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and under Canadian Securities Laws) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the  most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(t)            Certain Fees.  Except as set forth in the Prospectus Supplements, no brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents.  The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u)           Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.  The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v)           Registration Rights.  No Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w)          Listing and Maintenance Requirements.  The Company’s outstanding Common Shares are listed for trading on the NASDAQ and the Shares and the Warrant Shares are approved for listing, subject to official notice of issuance, on NASDAQ. The Company’s outstanding Common Shares are listed and posted for trading on the TSX under the symbol “AEZ”. Concurrently with execution of this Agreement, the Company has applied for conditional approval for listing and trading of the Shares and Warrant Shares on the TSX, subject to satisfaction by the Company of the conditions imposed by the TSX; subject to the foregoing, all acts have been taken and all documents have been filed under Canadian Securities Laws and TSX and NASDAQ rules (except post-closing matters) to enable the Shares and Warrant Shares to trade on the TSX and NASDAQ. The

Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance with all such listing and maintenance requirements.  The Common Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(x)           Disclosure.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectuses.  The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.   The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.  The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(y)           Financial Statements. The consolidated financial statements of the Company included in or incorporated by reference into the Registration Statement and the Prospectuses, together with the related notes, present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries (as defined below) at the dates indicated and the consolidated results of operations and cash flows of the Company at the dates and for the periods specified (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments which will not be material, either individually or in the aggregate); said financial statements have been prepared in conformity in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto as in effect as of the time of filing and have been prepared in accordance with IFRS (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements). The supporting schedules, if any, present fairly in accordance with IFRS, as applicable, the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement or the Prospectuses under the Exchange Act, the Securities Act or Canadian Securities Laws. The selected financial data and the summary financial information included in the Registration Statement and the Prospectuses present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.

(z)                                  Forward-Looking Statements. No forward-looking statement or forward looking information (within the meaning of Section 27A of the Securities Act, Section 21E of the 1934 Act, Section 225.0.1 of the Securities Act (Quebec) and Parts 4A and 4B of National Instrument 51-102-Continuous Disclosure Obligations) contained in the Prospectuses, if any, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.  The projections included in the Registration Statement and the Prospectuses with respect to projected revenues, research and development costs, general and administrative expenses and other expenditures (the “Projections”), were prepared by the Company based on reasonable and appropriate assumptions for projections of such kind and with respect to the Company.

(i)                                     Statistical and Market-Related Data. Any statistical, demographical and market-related data included in the Registration Statement or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(aa)                          No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(bb)                          Solvency.  Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder and except as set out in the Registration Statement, the Prospectuses or as disclosed in the Company’s continuous disclosure filings: (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid.  The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt).  The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one year from the Closing Date.  Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(cc)                            Tax Status.                                 Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all United States federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply.  There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(dd)                          Foreign Corrupt Practices.  Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is  in violation of law or (iv) violated in any material respect any provision of FCPA.

(ee)                            Accountants.  The Company’s independent public accounting firm is PricewaterhouseCoopers LLP.  To the knowledge and belief of the Company, such accounting firm: (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the fiscal year ending December 31, 2016.

(ff)                              [Reserved.]

(gg)                            Acknowledgment Regarding Purchasers’ Purchase of Securities.  The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby.  The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities.  The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(hh)                          Acknowledgment Regarding Purchaser’s Trading Activity.  Anything in this Agreement or elsewhere herein to the contrary notwithstanding, it is understood and acknowledged by the Company that: (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term, (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities, (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, may presently have a “short” position in the Common Shares and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction.  The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted.  The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(ii)                                  Regulation M Compliance.  The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii), compensation paid to the Company’s placement agent in connection with the placement of the Securities.

(jj)        Regulatory Authorities.  The clinical, pre-clinical and other trials, studies and tests conducted by or on behalf of or sponsored by the Company, or in which the Company has participated, that are described in the Registration Statement, the Prospectuses and the Supplementary Material or the results of which are referred to in the Registration Statement, the Prospectuses and the Supplementary Material were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable statutes, rules, regulations and policies of the U.S. Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which it is subject (collectively, the “Regulatory Authorities”), including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 312, and current Good Clinical Practices and Good Laboratory Practices; the descriptions in the Registration Statement, the Prospectuses and the Supplementary Material of the preliminary or interim results of such studies and tests received by the Company to date are accurate and complete in all material respects and fairly present the data derived from such trials, studies and tests, and except as disclosed in the Registration Statement, the Prospectuses and the Supplementary Material, the Company has no knowledge of any other trials, studies or tests the results of which are inconsistent with or otherwise call into question the results described or referred to in the Registration Statement, the Prospectuses and the Supplementary Material; the Company has operated and is currently in compliance in all material respects with all applicable statutes, rules, regulations and policies of the Regulatory Authorities; and the Company has not received any notices, correspondence or other communication from the Regulatory Authorities or any other governmental agency which could lead to the termination or suspension of any clinical or pre-clinical trials, studies or tests that are described in the Registration Statement, the Prospectuses and the Supplementary Material or the results of which are referred to in the Registration Statement, the Prospectuses and the Supplementary Material and, to the Company’s knowledge, there is no reasonable basis for the same.

(kk)                          Stock Option Plans. Each stock option granted by the Company under the Company’s stock option plan was granted (i) in accordance with the terms of the Company’s stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option would be considered granted under IFRS and applicable law. No stock option granted under the Company’s stock option plan has been backdated.  The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(ll)                                  Office of Foreign Assets Control.  Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(mm)                  U.S. Real Property Holding Corporation.  The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Company shall so certify upon Purchaser’s request.

(nn)                          Bank Holding Company Act.  Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(oo)                          Money Laundering.  The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(pp)                          Controlled Foreign Corporation. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation.

3.2                               Representations and Warranties of the Purchasers.    Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein in which case they shall be accurate as of such date):

(a)                                 Organization; Authority.  Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser.  Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)                                 Understandings or Arrangements.  Such Purchaser is acquiring the Securities for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws).  Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business.

(c)                                  Purchaser Status.  At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Warrants it will be an “accredited investor” as defined in Rule 501 under the Securities Act.

(d)                                 Experience of Such Purchaser.  Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment.  Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e)                                  Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the Registration Statement and Prospectuses and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.  Such Purchaser acknowledges and agrees that neither the Placement Agent nor any Affiliate of the Placement Agent has provided such Purchaser with any information or advice with respect to the Securities nor is such information or advice necessary or desired.  Neither the Placement Agent nor any Affiliate has made or makes any representation as to the Company or the quality of the Securities and the Placement Agent and any Affiliate may have acquired non-public information with respect to the Company which such Purchaser agrees need not be provided to it.  In connection with the issuance of the Securities to such Purchaser, neither the Placement Agent nor any of its Affiliates has acted as a financial advisor or fiduciary to such Purchaser.

(f)                                   Certain Transactions and Confidentiality.  Other than consummating the transactions contemplated hereunder, such Purchaser has not directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material pricing terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.  Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future.

The Company acknowledges and agrees that the representations contained in this Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE IV.

OTHER AGREEMENTS OF THE PARTIES

4.1                               Warrant Shares.  If all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares or if the Warrant is exercised via cashless exercise, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends.  If at any time following the date hereof the Registration Statement (or any subsequent registration statement registering the sale or resale of the Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall immediately notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale or resale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Warrant Shares in compliance with applicable federal and state securities laws and Canadian Securities Laws).  The Company shall use best efforts to keep a registration statement (including the Registration Statement) registering the issuance or resale of the Warrant Shares effective for as long as any Warrants remain outstanding.

4.2                               Acknowledgment of Dilution.  The Company and the Purchasers acknowledge that the issuance of the Securities will result in dilution of the outstanding Common Shares, which dilution may be substantial under certain market conditions.  The Company further acknowledges that its obligations under the Transaction Documents, including, without limitation, its obligation to issue the Warrant Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other shareholders of the Company.

4.3                               Furnishing of Information; Public Information.  Until the earliest of the time that (i) all the Warrants have been exercised or (ii) the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act and shall file with the Canadian Commissions all documents required to be filed therewith under, and within the time periods required by, Canadian Securities Laws.

4.4                               Integration.  The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.5                               Exercise Procedures.  The form of Notice of Exercise included in the Warrants sets forth the totality of the procedures required of the Purchasers in order to exercise the Warrants.  Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants.  No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants.  The Company shall honor exercises of the Warrants and shall deliver Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents.

4.6                               Securities Laws Disclosure; Publicity.  The Company shall (a) by 9:00 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby and (b) furnish to the Commission a Report on Form 6-K, including the Transaction Documents as exhibits thereto, within two Trading Days following the date hereof.  From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and any of the Purchasers or any of their Affiliates on the other hand, shall terminate. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication.  Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except: (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, rules or policies in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).

4.7                               Shareholder Rights Plan.  No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of acquiring Securities under the Transaction Documents or under any other agreement between the Company and the Purchasers.

4.8                               Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.6, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto such Purchaser shall have consented to the receipt of such information and agreed with the Company to keep such information confidential.  The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.  To the extent that the Company delivers any material, non-public information to a Purchaser without such Purchaser’s consent, the Company hereby covenants and agrees that such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, agents, employees or Affiliates not to trade on the basis of, such material, non-public information, provided that the Purchaser shall remain subject to applicable law and compliance therewith. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.9                               Use of Proceeds.  The Company shall use the net proceeds from the sale of the Units hereunder for the purposes described under “Use of Proceeds” in the Prospectus Supplements and shall not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the repurchase of any Common Shares or Common Share

Equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

4.10                        Indemnification of Purchasers.   Subject to the provisions of this Section 4.10, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is based upon a breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such  Purchaser Party of state or federal securities laws or Canadian Securities Laws or any conduct by such Purchaser Party which constitutes fraud, gross negligence, willful misconduct or malfeasance).  If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party.  Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel.  The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents or by a failure of such Purchasing Party to comply with applicable securities laws. The indemnification required by this Section 4.10 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law.

4.11                        Reservation and Listing of Securities.

(a)         Authorization of Common Shares. As of the date hereof, the Company has an unlimited number of authorized Common Shares and shall continue to keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Warrant Shares pursuant to any exercise of the Warrants.

(b)                                 The Company hereby agrees to use commercially reasonable efforts to maintain the listing or quotation of the Common Shares on the principal Trading Market on which it is currently listed, and concurrently with the Closing, the Company shall apply to list or quote all of the Shares and Warrant Shares on both the NASDAQ Capital Market and the TSX and promptly secure the listing of all of the Shares and Warrant Shares on each such Trading Market. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Shares and Warrant Shares, and will take such other action as is necessary to cause all of the Shares and Warrant Shares to be listed or quoted on such other Trading Market as promptly as possible.  The Company will then take all action reasonably necessary to continue the listing and trading of its Common Stock on such other Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.12                        [Intentionally Deleted].

4.13                        Subsequent Equity Sales.

(a)                                 From the date hereof until 45 days after the date of this Agreement, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents.

(b)                                 From the date hereof until such time as no Purchaser holds any of the Warrants and subject at all times to the limitations set forth in Section 4.13(a), the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Stock or Common Stock Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (i) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive, additional shares of Common Stock either (A) at a conversion price, exercise price or exchange rate or other price that is based upon, and/or varies with, the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Stock or (ii) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price.   For greater certainty a Variable Rate Transaction shall not include or be deemed to include an “at-the-market” program currently in effect or which may in the future be established by the Company. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c)                                  Notwithstanding the foregoing, this Section 4.13 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

4.14                        Equal Treatment of Purchasers.  No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of the Transaction Documents unless the same consideration is also offered to all of the parties to such Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.

4.15                        Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it, nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales, of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6.  Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.6, such Purchaser will maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents and the Disclosure Schedules.  Notwithstanding the foregoing, and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.6 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.6.  Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.16                        Make Whole. In the event the Company publicly announces or discloses by press release, on or before December 15, 2016, any developments relating to the confirmatory Phase 3 trial for Macrilen in the evaluation of adult growth hormone disorder (the “Macrilen Phase 3 Trial”) and the VWAP over the 5 days immediately following such public announcement or disclosure is less than the Per Unit Purchase Price, then the Company will make a cash payment to the Purchasers equal to the difference between the Per Unit Purchase Price and such VWAP multiplied by the number of all Shares then held by such Purchaser. If the Macrilen Phase 3 Trial results are publicly announced or disclosed by the Company at any time after December 15, 2016, the Company will be under no such obligation to make any cash payment whatsoever to the Purchasers.

4.17                        Additional Ownership Limitation.  Notwithstanding any other provision of this Agreement or of any of the Warrants or the Pre-Funded Warrants or the Call Pre-Funded Warrants, the Purchaser hereby agrees and covenants that it may not, at any time, exercise any right or acquire any Shares, including pursuant to any exercise of the Warrants, the Pre-Funded Warrants or the Call Pre-Funded Warrants, that would cause such Purchaser’s Beneficial Ownership to exceed 19.99% of the then issued and outstanding Common Shares.

ARTICLE V.

MISCELLANEOUS

5.1                               Termination.  This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before November 20, 2016; provided, however, that such termination will not affect the right of any party to sue for any breach by any other party (or parties).

5.2                               Fees and Expenses.  Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.  The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.

5.3                               Entire Agreement.  The Transaction Documents, together with the exhibits and schedules thereto, the Prospectuses and the Prospectus Supplements, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

5.4                               Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number or email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given.  The address for such notices and communications shall be as set forth on the signature pages attached hereto. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously furnish such notice to the Commission pursuant to a Report on Form 6-K.

5.5                               Amendments; Waivers.  No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers which purchased at least 50.1% in interest of the Units based on the initial Subscription Amounts hereunder or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought; provided, that if any amendment, modification or waiver disproportionately and adversely impacts a Purchaser (or group of Purchasers), the consent of such disproportionately impacted Purchaser (or group of Purchasers) shall also be required.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any proposed amendment or waiver that disproportionately, materially and adversely affects the rights and obligations of any Purchaser relative to the comparable rights and obligations of the other Purchasers shall require the prior written consent of such adversely affected Purchaser, Any amendment effected in accordance with this Section 5.5 shall be binding upon each Purchaser and holder of Securities and the Company.

5.6                               Headings.  The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

5.7                               Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns.  The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger).  Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

5.8                               No Third-Party Beneficiaries.  The Placement Agent shall be the third party beneficiary of the representations and warranties of the Company in Section 3.1 and the representations and warranties of the Purchasers in Section 3.2.  This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.10 and this Section 5.8.

5.9                               Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.   If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.10, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

5.10                        Survival.  The representations and warranties contained herein shall survive the Closing and the delivery of the Units.

5.11                        Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

5.12                        Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

5.13                        Rescission and Withdrawal Right.  Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an exercise of a Warrant, the applicable Purchaser shall be required to return any Common Shares subject to any such rescinded exercise notice concurrently with the return to such Purchaser of the aggregate exercise price paid to the Company for such shares and the restoration of such Purchaser’s right to acquire such shares pursuant to such Purchaser’s Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

5.14                        Replacement of Securities.  If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction.  The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

5.15                        Remedies.  In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.  The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate.

5.16                        Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

5.17                        Independent Nature of Purchasers’ Obligations and Rights.  The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document.  Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents.  Each Purchaser shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose.  Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents.  For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through EGS.  EGS does not represent any of the Purchasers and only represents Maxim Group LLC.  The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.  It is expressly understood and agreed that each provision contained in this Agreement and in each other Transaction Document is between the Company and a Purchaser, solely, and not between the Company and the Purchasers collectively and not between and among the Purchasers.

5.18                        Liquidated Damages.  The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been canceled.

5.19                        Saturdays, Sundays, Holidays, etc.    If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

5.20                        Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and numbers of Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward stock splits, stock dividends, share consolidations and other similar transactions on Common Shares that occur after the date of this Agreement.

5.21                        WAIVER OF JURY TRIAL.  IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

AETERNA ZENTARIS INC.	Address for Notice:

By:	Email:
Name:	Fax:
Title:
With a copy to (which shall not constitute notice):

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO

AETERNA ZENTARIS SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice to Purchaser:

Address for Delivery of Securities to Purchaser (if not same as address for notice):

Subscription Amount:

Shares:

Warrant Shares:

Pre-Funded Warrants:

EIN Number:

☐  Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to Closing shall be disregarded, (ii) the Closing shall occur on the third (3rd) Trading Day following the date of this Agreement and (iii) any condition to Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Closing Date.

[SIGNATURE PAGES CONTINUE]

Exhibit A

Form of lock-up from directors, officers or other shareholders pursuant to Section 2.2(a)(x)

FORM OF LOCK-UP AGREEMENT

                      , 2016

Aeterna Zentaris Inc.

315 Sigma Drive, Suite 302D

Summerville, SC 29483 USA

Re: Public Offering of Aeterna Zentaris Inc.

Ladies and Gentlemen:

The undersigned, a holder of common shares (“Common Shares”), or rights to acquire Common Shares, of Aeterna Zentaris Inc. (the “Company”), understands that the Company is conducting a public offering (the “Offering”) of Common Shares and warrants to purchase Common Shares (the “Securities”) pursuant to that certain securities purchase agreement (the “Purchase Agreement”) to be entered into among the Company and the purchasers signatory thereto. Capitalized terms used herein and not otherwise defined shall have the meanings set forth for them in the Purchase Agreement.

For good and valuable consideration, receipt of which is hereby acknowledged, the undersigned hereby agrees, for the benefit of the Company, that, without the prior written consent of the Placement Agent, the undersigned will not, during the period specified in the following paragraph (the “Lock-Up Period”), directly or indirectly, unless otherwise provided herein, (a) offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, encumber, assign, borrow or otherwise dispose of or transfer (each a “Transfer”) any Relevant Security (as defined below) or otherwise publicly disclose the intention to do so, or (b) establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934 and the rules and regulations thereunder) with respect to any Relevant Security or otherwise enter into any swap, derivative or other transaction or arrangement that Transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by the delivery of Relevant Securities, other securities, cash or other consideration, or otherwise publicly disclose the intention to do so.  As used herein, the term “Relevant Security” means any Common Share, warrant to purchase Common Shares or any other security of the Company or any other entity that is convertible into, or exercisable or exchangeable for, Common Shares or any other equity security of the Company, in each case owned beneficially or otherwise owned by the undersigned on or prior to the date hereof or acquired by the undersigned during the Lock-Up Period.

The Lock-Up Period will commence on the date of this Lock-up Agreement and continue and include the date that is the forty-fifth (45th) day hereafter.

In addition, the undersigned further agrees that, without the prior written consent of the Placement Agent, during the Lock-Up Period the undersigned will not: (i) in the undersigned’s capacity as a holder of a Relevant Security, file or participate in the filing with the SEC of any registration statement or circulate or participate in the circulation of any preliminary or final prospectus or other disclosure document, in each case with respect to any proposed offering or sale of a Relevant Security, or

(ii) exercise any rights the undersigned may have to require registration with the SEC of any proposed offering or sale of a Relevant Security.

In furtherance of the undersigned’s obligations hereunder, the undersigned hereby authorizes the Company during the Lock-Up Period to cause any transfer agent for the Relevant Securities to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, Relevant Securities for which the undersigned is the record owner and the transfer of which would be a violation of this Lock-Up Agreement and, in the case of Relevant Securities for which the undersigned is the beneficial but not the record owner, agrees that during the Lock-Up Period it will cause the record owner to cause the relevant transfer agent to decline to transfer, and to note stop transfer restrictions on the share register and other records relating to, such Relevant Securities to the extent such transfer would be a violation of this Lock-Up Agreement.

Notwithstanding the foregoing, the undersigned may transfer the undersigned’s Relevant Securities:

(i)                                     as a bona fide gift or gifts,

(ii)                                  to any trust for the direct or indirect benefit of the undersigned or a member of members of the immediate family of the undersigned,

(iii)                               if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (1) to another corporation, partnership, limited liability company, trust or other business entity that is a direct or indirect affiliate (as defined in Rule 405 under the Securities Act of 1933) of the undersigned, (2) to limited partners, limited liability company members or stockholders of the undersigned, or (3) in connection with a sale, merger or transfer of all or substantially all of the assets of the undersigned or any other change of control of the undersigned, not undertaken for the purpose of avoiding the restrictions imposed by this Lock-Up Agreement,

(iv)                              if the undersigned is a trust, to the beneficiary of such trust,

(v)                                 by testate or intestate succession,

(vi)                              by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement,

(vii)                           pursuant to the Underwriting Agreement,

(viii)                        if acquired by the undersigned in open market transactions after the Offering;

(ix)                              pursuant to a bona fide takeover bid made to all holders of Common Shares of the Company or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any Relevant Securities shall remain subject to the restrictions contained in this Lock-Up Agreement, or

(x)                                 upon the exercise of any stock options of the Company held by the undersigned on a “cash” or “cashless” basis in accordance with the stock option plan of the Company. For greater certainty, in connection with the exercise of stock options, the undersigned shall be permitted to transfer Common Shares to the Company to fund tax withholding obligations in connection with such exercise, as applicable;

provided, in the case of clauses (i)-(vi), that (A) such transfer shall not involve a disposition for value, (B) the transferee agrees in writing with the Company to be bound by the terms of this Lock-Up Agreement, and (C) such transfer would not require any filing under Section 16(a) of the Exchange Act and no such filing is voluntarily made.

For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement and that this Lock-Up Agreement has been duly authorized (if the undersigned is not a natural person) and constitutes the legal, valid and binding obligation of the undersigned, enforceable in accordance with its terms. Upon request, the undersigned will execute any additional documents necessary in connection with the enforcement hereof. Any obligations of the undersigned shall be binding upon the successors and assigns of the undersigned from the date of this Lock-Up Agreement.

The undersigned understands that, if the Purchase Agreement does not become effective, or if the Purchase Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities to be sold thereunder, the undersigned shall be released from all obligations under this Lock-Up Agreement.

The undersigned, whether or not participating in the Offering, understands that the Company is entering into the Purchase Agreement and proceeding with the Offering in reliance upon this Lock-Up Agreement.

This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.  Delivery of a signed copy of this Lock-Up Agreement by facsimile or e-mail/.pdf transmission shall be effective as the delivery of the original hereof.

[Remainder of page intentionally left blank]

Whether or not the Offering actually occurs depends on a number of factors, including market conditions. Any Offering will only be made pursuant to a Purchase Agreement, the terms of which are subject to negotiation between the Company and the Purchasers.

Very truly yours,

(Name - Please Print)

(Signature)

(Name of Signatory, in the case of entities - Please Print)

(Title of Signatory, in the case of entities - Please Print)

Address: